UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Abacus Life, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

1814287

(CUSIP Number)

Matthew Ganovsky

c/o Abacus Life, Inc.

2101 Park Center Drive, Suite 170

Orlando, Florida 32835

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 1814287	13D

1	Name of Reporting Persons Matthew Ganovsky
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,293,750
	8	Shared Voting Power 0
	9	Sole Dispositive Power 13,293,750
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,293,750
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.0%
14	Type of Reporting Person IN

2

CUSIP No. 1814287	13D

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Abacus Life, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2101 Park Center Drive, Suite 170, Orlando, Florida 32835.

Item 2.	Identity and Background

(a)	This statement is filed by Matthew Ganovsky (the “Filer”).

(b)	The business address for the Filer is c/o Abacus Life, Inc., 2101 Park Center Drive, Suite 170, Orlando, Florida 32835

(c)	Matthew Ganovsky is President and Co-Founder of the Issuer. The business address for the Issuer is 12101 Park Center Drive, Suite 170, Orlando, Florida 32835.

(d)	The Filer has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Filer has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Filer is citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock described herein were acquired at the closing of the business combination pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), as described in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 5, 2023, as supplemented, the reporting person received Common Stock of the Issuer as consideration for the common units of Longevity Market Assets, LLC and Abacus Settlements, LLC

CUSIP No. 1814287	13D

Item 4.	Purpose of Transaction.

The purpose of this filing is to report the acquisition of beneficial ownership by Matthew Ganovsky of 13,293,750 shares of the Issuer’s Common Stock.

As noted above, Matthew Ganovsky is the President and Co-Founder of the Issuer. As such, he participates in the management of the Issuer. The Filer may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors that the Filer deems material, he may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that he now own or may hereafter acquire. Except as described above, the Filer does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. The Filer reserves the right to formulate plans or make proposals, and to take any actions with respect to his investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, Matthew Ganovsky beneficially owns 13,293,750 shares of Common Stock, which represents 21.0% of the Issuer’s 63,349,823 outstanding shares of Common Stock as of the date hereof.

(b)	Matthew Ganovsky beneficially owns 13,293,750 shares of Common Stock.

(c)

On June 30, 2023, at the closing of the business combination pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), as described in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 5, 2023, as supplemented, the reporting person received Common Stock of the Issuer as consideration for the common units of Longevity Market Assets, LLC and Abacus Settlements, LLC.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit A

Agreement and Plan of Merger dated August 30, 2022, by and among East Resources Acquisition Company, a Delaware corporation, LMA Merger Sub, LLC, a Delaware limited liability company, Abacus Merger Sub, LLC, a Delaware limited liability company, Longevity Market Assets, LLC, a Florida limited liability, and Abacus Settlements, LLC, a Florida limited liability company, incorporated by reference from the Issuer’s 8-K filed August 30, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 2023

By:	/s/ Matthew Ganovsky
Name:	Matthew Ganovsky